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                                   EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

        Basic earnings per common share of $0.12 for the three months ended March 31, 2003 were calculated by dividing net income of $350,000 for the period January 1, 2003 to March 31, 2003 by the weighted-average number of common shares outstanding of 2,887,799.